SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

SUPPL

June 3, 200[redacted]

04030924

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 07 2004 WASH, D.C. 155 SECTION

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 2, 2004 Stock Exchange Announcement – Retirement of Non-Executive Director

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

dlw 6/22

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-37.doc
T:061204

RNS Number:3331Z
Electrocomponents PLC
02 June 2004

ELECTROCOMPONENTS PLC ("the Company")

Retirement of Non-Executive Director

The Company has been informed by Mr.David Winterbottom that he intends to retire and has therefore decided not to offer himself up for re-election as a Director of the Company at the forthcoming Annual General Meeting of the Company scheduled to be held on 16 July 2004 (the 'AGM').

Mr Nick Temple, a Non-Executive Director of the Company, will replace Mr David Winterbottom as Senior Independent Director of the Company and Mr Tim Barker, a Non-Executive Director of the Company, will replace Mr David Winterbottom as Chairman of the Audit Committee of the Company all with effect from the AGM.

CARMELINA CARFORA

Group Company Secretary

2 June 2004

END

BOAZLLFBZQBXBBE